

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Jonathan Santelli, Esq.
General Counsel and Corporate Secretary
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, Florida 33716

> **Re: Raymond James Financial, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 14, 2021**
> **File No. 333-261647**

Dear Mr. Santelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance